UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Sequenom, Inc.

(Name of Subject Company (issuer))

Savoy Acquisition Corp.

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President, Chief Legal Officer and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

William I. Intner

John H. Booher

G. Allen Hicks

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$369,642,070.50	$37,222.96

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 119,243,357 shares of common stock (including shares issued as restricted stock awards) of Sequenom, Inc. (“Sequenom”), par value $0.0001 per share, multiplied by the offer price of $2.40 per share, (ii) 4,424,325 shares of common stock issuable pursuant to outstanding options with an exercise price less than the offer price of $2.40 per share, multiplied by $0.82 per share, which is the offer price of $2.40 per share minus the weighted average exercise price for such options of $1.58 per share, (iii) 5,005,493 shares of common stock subject to issuance pursuant to restricted stock units, multiplied by the offer price of $2.40 per share, (iv) 168,663 shares of common stock estimated to be subject to outstanding purchase rights under an employee stock purchase plan, multiplied by the offer price of $2.40 per share, and (v) 28,088,372 shares of common stock issuable upon the exercise of convertible notes, multiplied by the offer price of $2.40 per share. The calculation of the filing fee is based on information provided by Sequenom as of July 25, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,222.96	Filing Party: Savoy Acquisition Corp. and Laboratory Corporation of America Holdings
Form or Registration No.: Schedule TO	Date Filed: August 9, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 9, 2016 (as amended by Amendment No. 1 filed on August 16, 2016 and by Amendment No. 2 filed on August 19, 2016, the “Schedule TO”) in connection with the offer (the “Offer”) by Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the shares of Sequenom’s common stock, the “Shares”), at a price of $2.40 per Share net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 3 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph as the third paragraph of Section 15—“Certain Legal Matters—Antitrust Matters” of the Offer to Purchase:

“The initial waiting period applicable to the Offer and the Merger under the HSR Act expired at 11:59 pm, Eastern time, on August 22, 2016. Accordingly, the condition to the Offer requiring the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.

On August 23, 2016, LabCorp issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(C) hereto.”

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs to the end of Section 15—“Certain Legal Matters—Legal Proceedings” of the Offer to Purchase:

“On August 19, 2016, the plaintiff in the Malkoff action filed (i) a motion to enjoin the proposed merger and (ii) a motion to shorten the time for defendants to respond to such motion, for plaintiff to serve a reply and for an expedited hearing.

On August 19, 2016 and August 22, 2016, respectively, two additional putative class action lawsuits were filed by single plaintiffs in the United States District Court for the Southern District of California (styled Judith Fruchter v. Sequenom, Inc., et al., Case No. 3:16-cv-02101-WQH-KSC and Asiatrade Development Limited v. Sequenom, Inc., et al., Case No. 3:16-cv-02113-AJB-JMA) against Sequenom and individual members of Sequenom’s Board of Directors. Both lawsuits allege that (i) Sequenom and individual members of Sequenom’s Board of Directors violated Sections 14(e) and 14(d)(4) of the Exchange Act and Rule 14D-9 thereunder by causing a materially incomplete and misleading Recommendation Statement to be filed with the SEC with regard to, among other things, (a) the sales process leading to the proposed sale of Sequenom to LabCorp, including the negotiation of certain deal protections and consideration for the Shares and (b) potential conflicts of interest on the part of Sequenom’s individual directors and (ii) individual members of Sequenom’s Board of Directors violated Section 20(a) of the Exchange Act because they had the power to influence and control and did influence and control, directly or indirectly, the content and dissemination of the Recommendation Statement. The Asiatrade action also alleges that the individual members of Sequenom’s Board of Directors violated the fiduciary duties of care, loyalty, good faith, independence and candor owed to Sequenom’s stockholders by (i) failing to take reasonable steps to obtain and/or ensure that stockholders receive adequate consideration, (ii) agreeing to restrictive deal protection devices and (iii) causing a materially incomplete and misleading Recommendation Statement to be filed with the SEC.

The plaintiffs in both the Fruchter and Asiatrade lawsuits seek, among other things, (i) preliminary and permanent injunctions against the proposed sale of Sequenom to LabCorp, (ii) rescission of the sale and an award of rescissory damages to plaintiff and the class in the case that the sale has already been consummated and (iii) an award of reasonable attorneys’ and experts’ fees. The plaintiff in the Asiatrade action also seeks an accounting of all damages caused by defendants and of all profits and any special benefits obtained as a result of defendants’ breaches of fiduciary duties in an unspecified amount.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of exhibits:

(a)(5)(C) Press Release issued by LabCorp, dated August 23, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ F. Samuel Eberts III
		Name:	F. Samuel Eberts III
		Title:	Senior Vice President, Chief Legal Officer and Secretary

Dated: August 23, 2016

SAVOY ACQUISITION CORP.

	By:	/s/ F. Samuel Eberts III
		Name:	F. Samuel Eberts III
		Title:	President and Secretary

Dated: August 23, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(5)(C)	Press Release issued by LabCorp, dated August 23, 2016.